Exhibit 99.1

PRESS RELEASE

Brookfield Asset Management Reports 2016 Results

Brookfield, February 9, 2017 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA), a leading global alternative asset manager, today announced financial results for the year ended December 31, 2016.

Bruce Flatt, CEO of Brookfield, stated, "We had a strong year in 2016 across our businesses. We closed $30 billion of private funds, including what are among the largest infrastructure and real estate funds globally. We also deployed nearly $20 billion of capital on behalf of our investors in several high-quality assets, including a major pipeline system in Brazil, a premier mixed-use complex in South Korea, and the tower assets of a leading cellular carrier in India, among others."

Operating Results

Unaudited For the years ended December 31 (US$ millions, except per share amounts)	2016	2015
Net income[1]	$3,338	$4,669
Per Brookfield share[2]	1.55	2.26
Funds from operations[2,3]	$3,237	$2,559
Per Brookfield share[2,3]	3.18	2.49
1.	Consolidated basis – includes amounts attributable to non-controlling interests
2.	Reflects amounts attributable to Brookfield shareholders
3.	See Basis of Presentation on page 3

Net income for 2016 totalled $3.3 billion or $1.55 per Brookfield share, compared to $4.7 billion or $2.26 per Brookfield share in the prior year. Funds from operations ("FFO") increased by 26% due to strong growth in asset management revenues and carried interests, although fair value changes declined relative to the prior year which led to an overall reduction in net income. Refer to page 10 of this release for a reconciliation of net income to FFO.

The increase in FFO includes a 64% increase from our asset management business, which is a result of the continued growth in our fee bearing capital, including capital raised in our private funds and the increased capitalization of our listed issuers. We also recorded carried interests relating to the monetization of investments in our private funds. Operating FFO from invested capital increased by 22% as a result of the contribution from acquisitions and operational improvements throughout our businesses, including the commencement of leases and commissioning of development projects. Current year FFO also included realized disposition gains of $923 million, compared to $842 million in the prior year, as we continued to monetize assets as part of our ongoing capital recycling program.

Appraisal gains within our property portfolio totalled $1.0 billion in 2016, compared to gains of $2.3 billion in the prior year. Most of the current year gains occurred in our opportunistic property portfolios and were a result of increasing cash flows while appraisal gains in our core office portfolios were flat overall. Fair value changes also included the impact of lower values for certain investments that are determined by stock market prices. As a result, consolidated fair value changes were essentially flat in 2016.

Dividend Declaration

The Board declared a quarterly dividend of US$0.14 per share (representing US$0.56 per annum), payable on March 31, 2017 to shareholders of record as at the close of business on February 28, 2017. This represents an 8% increase over the prior year. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

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Operating Highlights

Fundraising of $30 billion in private funds has driven significant growth in our fee base and scale of our asset management business.

Fee bearing capital increased by 16% to $110 billion during 2016, driven largely by an increase of 44% in private funds. During the year we closed our latest series of our flagship fund strategies in real estate, infrastructure and private equity, as well as credit strategies and our first open-ended core real estate fund, which held its first close of $1 billion in the fourth quarter. These results demonstrate strong demand from clients for existing products and new offerings that we are actively pursuing.

As a result, our annualized fee revenues increased by 26% to $1.2 billion from capital that is primarily very long-term or perpetual in nature and are backed by long-term contracted fee arrangements. In addition, carry eligible capital expanded by 62%, increasing our annualized target carried interest to $865 million compared to $560 million at the end of 2015. This represents a significant increase in the earning potential of our asset management franchise.

We made solid progress in capital deployment, investing or committing $18 billion, putting capital to work for our clients and progressing towards the next series of funds.

We continue to invest significant amounts of capital into new investments, diversified by both asset class and geography. Our latest flagship real estate opportunity fund, BSREP II, is now approximately 75% invested. Our most recent flagship funds in infrastructure (BIF III) and private equity (BCP IV), closed earlier this year, and are both advancing well at approximately 35% and 50% invested or committed, respectively.
Our property group agreed to buy a 4.2 million square foot office portfolio in Mumbai, a mixed-use office, retail and hospitality complex in South Korea, and completed the acquisition of a prime mixed-use estate in the centre of Berlin. We also completed the privatization of our U.S. regional mall business, and continued to build out our hospitality, self-storage, and student housing operations with strategic add-on acquisitions.
Our renewable power business completed the acquisition of Isagen, which is a premier 3,000 megawatt Colombian hydroelectric portfolio, as well as other hydro assets in North America and Brazil. We continued to advance our development pipeline, including wind projects in Europe and hydroelectric projects in Brazil. Over the last year, we acquired, with our partners, a 34% interest in the public float of TerraForm Power, as its sponsor SunEdison filed for bankruptcy protection. TerraForm Power and its sister company TerraForm Global collectively own and operate 4,000 megawatts of solar and wind assets. We are working to acquire the companies under an exclusivity arrangement, which, if successful, will position them as a growing, viable business.

Our infrastructure group made first investments in India and Peru, building out our global toll road business. We also recently reached an agreement to acquire the tower assets of a leading cellular carrier in India. In Brazil, we made a commitment to acquire a high-quality natural gas transmission system and secured a number of electricity transmission projects. We also closed the previously announced acquisitions of an Australian ports business and a North American gas storage business.
Our private equity operations announced the acquisition of a 70% stake in Brazil's largest private water distribution, collection and treatment business. This positions us well to invest in a growing share of the water and sewage improvements planned in Brazil over the next two decades. Subsequent to year end, we agreed to acquire an approximate 85% controlling stake in Greenergy Fuels Holdings Ltd., a leading provider of road fuels in the UK, expanding our footprint in the European market.

We further focused our business and simplified our structure, providing improved transparency for investors.

In June, we spun off Brookfield Business Partners, our fourth listed partnership. This completes the process of separating our operating businesses into four distinct business groups, each with private and public funding entities, furthering our asset management strategy.  Following this spin-off, approximately 85% of our invested capital is now in listed assets. These listed partnerships provide us with perpetual capital as well as providing additional investment options and increased transparency for investors.
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Brookfield Property Partners ("BPY") recently made a proposal to Brookfield Canada Office Properties ("BOX") to acquire the remaining equity interest in BOX not owned by it or its affiliates. Acquiring full ownership of BOX will allow BPY to fully integrate its North American office operations and further simplifies our structure.

Finally, we have been able to take advantage of the historically low interest rate environment over the last couple of years, including raising proceeds from asset sales and refinanced a significant portion of our debt.

We continued to recycle capital by selling mature assets and redeploying it for higher returns in our opportunistic funds. Sales have been in sectors and geographies where we felt we could achieve attractive valuations and either redeploy that capital or return it to investors. In total we realized proceeds of approximately $6 billion in the last two years, including $3.5 billion in 2016, predominately from core office assets, where capitalization rates were favourable, as well as assets in our retail and hotel, utility and renewable power business. In January, our private equity group entered into an agreement to sell one of the remaining businesses in one of our early private equity funds for a sizable gain, which also resulted in the realization of accumulated carried interest in this fund.
During this time, we also completed a significant number of financings throughout our operating businesses and listed entities at attractive rates. We completed more than $35 billion of financings over the last two years, including over $20 billion in 2016, locking in low rates and extending overall term to an average of seven years on a proportionate basis. Although rates have risen over the past months, we continue to view these to be at attractive levels and therefore intend to continue to execute on refinancing opportunities throughout our business.
As a result of the foregoing, as well as our fundraising activities, we finished the year with substantial financial resources with which to pursue future transactions. Dry powder in our private funds at the end of the quarter was $20 billion. In addition to this we have core liquidity of over $9 billion, of which $3 billion is at the corporate level with the balance within our listed partnerships.

Trisura Group

For the past 10 years, we have owned a property and casualty insurance business called Trisura Guarantee Insurance Company ("Trisura Guarantee"), which has consistently and profitably grown its operations. This business is no longer strategic to Brookfield as we focus on our asset management operations, and we believe Trisura Guarantee could benefit from being a standalone company with direct access to the capital markets. We are planning to combine Trisura Guarantee with the rest of our small specialty insurance operations and spin them off by way of a special dividend to holders of Brookfield's Class A and B Limited Voting Shares. The dividend, estimated to be worth US$0.10 per Brookfield share, or approximately US$100 million, will take the form of common shares of Trisura Group Ltd., an Ontario corporation, and should occur in the first half of 2017, subject to the receipt of regulatory approvals.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), unless otherwise noted.

We also make reference to Funds From Operations ("FFO"). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company's share of equity accounted investments' FFO on a fully diluted basis. FFO consists of the following components:

•
FFO from Operating Activities represents the company's share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

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•
Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

•
Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company's business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield's business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We provide additional information on the determination of FFO and reconciliation between FFO and net income attributable to Brookfield shareholders in our quarterly Supplemental Information and filings available at www.brookfield.com.
Additional Information

The Letter to Shareholders and the company's Supplemental Information for the three months ended December 31, 2016 contain further information on the company's strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company's website.

The attached statements are based primarily on information that has been extracted from our financial statements for the year ended December 31, 2016, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield's external auditor.

Brookfield's Board of Directors reviewed and approved this document, including the summary unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management's 2016 Fourth Quarter Results as well as the Shareholders' Letter and Supplemental Information on Brookfield's website under the Reports & Filings section at www.brookfield.com.

The conference call can be accessed via webcast on February 9, 2017 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 1072#).

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately $250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield's previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

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For more information, please visit our website at www.brookfield.com or contact:
Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could."

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This release does not constitute an offer of any Brookfield fund.
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CONSOLIDATED BALANCE SHEETS

Unaudited	December 31	December 31
(US$ millions)	2016	2015
Assets
Cash and cash equivalents	$4,299	$2,774
Other financial assets	4,700	6,156
Accounts receivable and other	9,133	7,044
Inventory	5,349	5,281
Assets classified as held for sale	432	1,397
Equity accounted investments	24,977	23,216
Investment properties	54,172	47,164
Property, plant and equipment	45,346	37,273
Intangible assets	6,073	5,170
Goodwill	3,783	2,543
Deferred income tax assets	1,562	1,496
Total Assets	$159,826	$139,514

Liabilities and Equity
Accounts payable and other	$11,915	$11,366
Liabilities associated with assets classified as held for sale	127	522
Corporate borrowings	4,500	3,936
Non-recourse borrowings
Property-specific mortgages	52,442	46,044
Subsidiary borrowings	7,949	8,303
Deferred income tax liabilities	9,640	8,785
Subsidiary equity obligations	3,565	3,331
Equity
Preferred equity	3,954	3,739
Non-controlling interests in net assets	43,235	31,920
Common equity	22,499	21,568
Total Equity	69,688	57,227
Total Liabilities and Equity	$159,826	$139,514

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CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Years Ended		Three Months Ended
	2016	2015	2016	2015
Revenues	$24,411	$19,913	$6,935	$5,538
Direct costs	(17,718)	(14,433)	(5,150)	(4,092)
Other income and gains	482	145	91	—
Equity accounted income	1,293	1,695	252	521
Expenses
Interest	(3,233)	(2,820)	(826)	(703)
Corporate costs	(92)	(106)	(24)	(23)
Fair value changes	(130)	2,166	(488)	594
Depreciation and amortization	(2,020)	(1,695)	(482)	(430)
Income tax	345	(196)	(211)	(218)
Net income	$3,338	$4,669	$97	$1,187

Net income attributable to:
Brookfield shareholders	$1,651	$2,341	$173	$678
Non-controlling interests	1,687	2,328	(76)	509
	$3,338	$4,669	$97	$1,187

Net income per share
Diluted	$1.55	$2.26	$0.14	$0.66
Basic	1.58	2.32	0.15	0.67

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RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
Unaudited For the periods ended December 31 (US$ millions)	Years Ended		Three Months Ended
	2016	2015	2016	2015
Net income	$3,338	$4,669	$97	$1,187
Equity accounted fair value changes and other non-FFO items	458	(262)	198	(101)
Fair value changes	130	(2,166)	488	(594)
Depreciation and amortization	2,020	1,695	482	430
Deferred income taxes	(558)	64	140	195
Realized disposition gains in fair value changes or prior periods[1]	766	847	196	426
Non-controlling interests	(2,917)	(2,288)	(587)	(562)
Funds from operations[1,2]	3,237	2,559	1,014	981
Adjust for:
Realized carried interest[3]	(149)	(32)	(149)	—
Realized disposition gains[1]	(923)	(842)	(196)	(421)
Funds from operations from operating activities[1,2]	$2,165	$1,685	$669	$560
Notes:
1.	Non-IFRS measure – see Basis of Presentation on page 3
2.	Excludes amounts attributable to non-controlling interests
3.	Excludes carried interest generated that is subject to future investment performance

SUMMARIZED FINANCIAL RESULTS
Unaudited For the periods ended December 31 (US$ millions)	Years Ended		Three Months Ended
	2016	2015	2016	2015
Asset management	$866	$528	$314	$143
Property	1,561	1,387	368	566
Renewable power	180	233	26	38
Infrastructure	374	252	103	63
Private equity and other	468	469	201	262
Cash and financial assets	151	30	82	(6)
Interest expense and operating costs	(363)	(340)	(80)	(85)
Funds from operations[1,2]	$3,237	$2,559	$1,014	$981

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Years Ended		Three Months Ended
	2016	2015	2016	2015
FFO from operating activities[1,2]	$2,165	$1,685	$669	$560
Realized carried interest[3]	149	32	149	—
Realized disposition gains[1]	923	842	196	421
Funds from operations[1,2]	3,237	2,559	1,014	981
Realized disposition gains not in income[1]	(732)	(537)	(179)	(119)
Fair value changes	(345)	1,138	(311)	114
Depreciation and amortization	(900)	(780)	(245)	(213)
Income tax	391	(39)	(106)	(85)
Net income attributable to shareholders	$1,651	$2,341	$173	$678

Per share	$1.55	$2.26	$0.14	$0.66
Notes:
1.	Non-IFRS measure – see Basis of Presentation on page 3
2.	Excludes amounts attributable to non-controlling interests
3.     Excludes carried interest generated that is subject to future investment performance

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